Form AW

March 17, 2009

Via EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: China Nutrifruit Group Limited
Amendments No. 2 & 3 to Registration Statement on Form S-1
Filed February 9, 2009 and March 3, 2009
File No. 333-154222

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), China Nutrifruit Group Limited (the "Registrant") hereby respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof, of the Amendments No. 2 and 3 to Registration Statement (File No. 333-154222) filed on February 9, 2009 and March 3, 2009 bearing Accession Numbers 0001204459-09-000211 and 0001204459-09-000344 respectively, filed on Form S-1/A (collectively, the "Amendments").

The Registrant requests withdrawal of the Amendments because the incorrect File Number was indicated with the filing of the Amendments to the Commission via EDGAR due to a clerical error during the submission. Accordingly, the Registrant will be re-filing the Amendments with the Commission as soon as possible.

The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement.

Please note that the Registrant is filing this application to request withdrawal of Amendments only and is not applying for withdrawal of the entire Registration Statement.

If you have any questions regarding this matter, please contact Fang Liu of Pillsbury Winthrop Shaw Pittman LLP, the Registrant’s securities counsel, at (202) 663-8346. Thank you for your attention to this matter.

Sincerely,

/s/ Colman Cheng
Colman Cheng
Chief Financial Officer
China Nutrifruit Group Limited